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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15
     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number:   2-26850
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                     NORTHROP GRUMMAN SYSTEMS CORPORATION
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            (Exact name of registrant as specified in its charter)

      1840 CENTURY PARK EAST, LOS ANGELES, CA 90067        (301) 553-6262
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      COMMON STOCK, $1.00 PAR VALUE, AND
                  ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
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           (Title of each class of securities covered by this Form)

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      (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   [ ]        Rule 12h-3(b)(1)(i)  [ ]
            Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(l)(ii) [ ]
            Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(i)  [ ]
            Rule 12g-4(a)(2)(ii)  [ ]        Rule 12h-3(b)(2)(ii) [ ]
                                             Rule 15d-6           [X]

Approximate number of holders of record as of record as of the certification or notice date: 1*
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* On April 2, 2001, the registrant, a Delaware corporation, merged with a subsidiary of NNG, Inc., a Delaware corporation, and became a wholly-owned subsidiary of NNG, Inc. NNG, Inc., which changed its name to Northrop Grumman Corporation on April 2, 2001, is the successor-in-interest to the registrant.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Northrop Grumman Systems Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 17, 2001       By: /s/ John H. Mullan
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                                Name: John H. Mullan
                                Title:   Corporate Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.